UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities
and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-
2]






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1. Investment Company Act File Number:

     811- 06259

Date examination
completed:
December 5, 2014
2. State identification Number:


AL
AK
AZ
AR
CA
C O

CT
DE
D C
FL
GA
HI

ID
IL
IN
IA
KS
KY

LA
M E
MD
MA
MI
MN

M S
M O
MT
NE 47-
0741659
NV
NH

NJ
N M
NY
N C
ND
OH

OK
OR
PA
RI
SC
SD

TN
TX
UT
VT
VA
WA

WV
WI
WY
PUERTO RICO

Other (specify):
3. Exact name of investment company as specified in registration statement:
Stratus Fund, Inc.
4 .   Address of principal executive office (number, street, city, state, zip code):

6811 S 27th St.
Lincoln, NE 68512


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of
Stratus Fund, Inc.
Lincoln, Nebraska
We have examined management's assertion included in the accompanying
Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Stratus Fund, Inc. (the "Fund")
complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30,
2014. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United
States), and, accordingly, included examining on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30,
2014, and with respect to agreement of security purchases and sales, for the period from June 30, 2014 (the date of our last examination) through
September 30, 2014:
*	Confirmation of all securities held by institutions in book entry form by
The Depository Trust Company, JP Morgan Asset Management, Fifth Third Bank,
and Goldman Sachs, the sub-custodians;
*	Reconciliation of all such securities to the books and records of the Fund and Union Bank & Trust Company, the custodian; and
*	Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Fund to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that Stratus Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2014, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Stratus Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Deloitte & Touche

December 5, 2014
Omaha, Nebraska


MANAGEMENT STATEMENT REGARDING COMPLIANCE
WITH CERTAIN PROVISIONS OF THE
INVESTMENT COMPANY ACT OF 1940




We, as members of management of Stratus Fund, Inc. (the "Fund") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2014 and from June 30, 2014 (the date of the last examination) through September 30, 2014.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2014 and from June 30, 2014 through September 30, 2014, with respect to securities reflected in the investment account of the Fund.


_/s/ Jon Gross______________
Jon Gross
President and Chief Executive Officer
December 5, 2014

_/s/ Jeff Jewell_____________
Jeff Jewell
Vice President and Chief Financial Officer
December 5, 2014